
February 9, 2023

Branislav Vajdic
Chief Executive Officer
HeartBeam, Inc.
2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

> **Re: HeartBeam, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 2, 2023**
> **File No. 333-269520**

Dear Branislav Vajdic:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Soyoung Lee